Exhibit 99.1

Nevada Geothermal Power Inc. – Record Power Production at Faulkner 1 and Financing Update

Vancouver, B.C. (May 10, 2010), Nevada Geothermal Power Inc. (TSX.V: NGP, OTCBB: NGLPF) is pleased to provide the following update on its activities.

Blue Mountain, Faulkner 1 Geothermal Plant Output: The Faulkner 1 geothermal plant has been operating continuously since its restart on March 5th. For the period of April 1st to 30th, with cable repairs completed, output averaged approximately 37 MW (net) and plant availability was greater than 98%. Gross revenue generated for the month was approximately US$2.0 million.

The plant has achieved record electric power production over the past week, with peak outputs exceeding 53MW (gross) and with 41MW (net),, enough power to supply 40,000 homes, being delivered to the grid. The increased production was enabled by operational adjustments at the plant.

Construction work (pump installation, pipeline construction, and power line) is underway to connect production well 44-14 which is expected to raise potential plant output by a further 5-7 MW.

Following completion of the wellfield work in mid-June, NGP will be in a position to apply for a further ITC/cash grant to recover approximately $7M in costs.

Debt Financing Update: Work continues in earnest by the Company, its lender John Hancock, and the Department of Energy (DOE) on a senior debt financing of up to US$98M under the DOE’s Commercial Technology Loan Guarantee Program.

Other Development Projects: The Company is preparing for production drilling in 2010, final feasibility studies in 2011, and for plant completion by the end of 2013 for the Pumpernickel and Crump Geyser Development Projects to position them for ITC/Cash Grants. At Pumpernickel, prerequisite technical surveys have been completed and three production/injection wells are sited and fully permitted. At Crump Geyser, an aeromagnetic survey has recently been flown to define target structures. Permit applications have been filed for temperature gradient, reservoir confirmation and production wells. Initial well permits are expected shortly.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, and Black Warrior, in Nevada, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.